Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX REPORTS 13% TOP LINE GROWTH

DRIVEN BY STRONG PRICING

•	US and EMEA regions with double-digit and high single-digit EBITDA growth, respectively.

•	Year-to-date pricing more than covering input-cost inflation in dollar terms, but not yet sufficient for margin recovery.

•	Sequential reduction of approximately US$540 million in total debt, with leverage ratio decreasing to 2.82x.

•	Executing on portfolio rebalancing strategy, with close to US$600 million of divestments year-to-date.

•	CO2 emissions year-to-date reduced by ~23 kgs/ton, ~4% versus 2021.

•	Submitted a revised Climate Action roadmap to SBTi for alignment under the 1.5 degrees scenario, the most ambitious in the industry.

MONTERREY, MEXICO. OCTOBER 27, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today continued solid top line growth, with third quarter Net Sales growing 13%. Pricing was the main driver with cement, ready-mix and aggregates, increasing double digits. EBITDA and EBITDA margin continued to be impacted by persistent inflationary headwinds that outpaced the company’s pricing efforts.

Third Quarter 2022 CEMEX’s Consolidated Financial and Operational Highlights

•	Net Sales increased 13% to US$3,956 million.

•	Operating EBITDA decreased 6% to US$649 million.

•	Operating EBITDA margin declined by 3.2 pp year-over-year.

•	Free Cash Flow after Maintenance Capital Expenditures was US$182 million.

•	Net Income of US$494 million.

•	Return on capital employed, excluding goodwill, for previous 12 months of 12.7%.

“Our pricing achievements this year have allowed us to more than offset inflationary costs in dollar terms, but stubbornly high inflation and supply chain headwinds have delayed our ability to regain margins. We are fully committed to margin recovery and will continue our efforts in fourth quarter, as well as into 2023,” said Fernando A. González, CEO of CEMEX. “Importantly, we are making significant progress in decarbonizing our operations, reducing our carbon emissions by more than 8% since we introduced our climate action program, Future in Action. This achievement was driven by record levels of alternative fuel usage and clinker factor substitution. Our success to date gives us confidence that a more accelerated pathway for 2030 is possible, and we have submitted our new, more aggressive goals to the Science Based Targets initiative to be validated for alignment with their 1.5 degrees scenario.”

Third Quarter 2022 Regional Highlights

Net Sales in Mexico increased 9%, to US$948 million. Operating EBITDA decreased 12% to US$255 million.

CEMEX’s operations in the United States reported Net Sales of US$1,324 million, an increase of 19%. Operating EBITDA increased 10% to US$197 million.

In the Europe, Middle East, Africa and Asia region, Net Sales increased 16% to US$1,252 million. Operating EBITDA was US$186 million, 8% higher.

CEMEX’s operations in the South, Central America, and the Caribbean region reported Net Sales of US$393 million, an increase of 2%. Operating EBITDA declined 11% to US$90 million.

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances, and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to CEMEX’s expectations and projections not producing the expected benefits and/or results. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

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